Exhibit 99.1

New Gold Provides 2021 Operational Estimates for the Rainy River Mine and Updated Mineral Reserves and Mineral Resources

February 10, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) provides annual operational outlook for the Rainy River Mine and updated Mineral Reserves and Mineral Resources as of December 31, 2020. Annual operational estimates for the New Afton Mine will be released at a later date. All amounts are in U.S. dollars unless otherwise indicated.

Following the tragic underground mud-rush event at the New Afton Mine that occurred on February 2, 2021, the release of annual operational estimates for the New Afton Mine will be slightly delayed allowing the Company sufficient time to advance a more fulsome analysis and consider the potential impact on our 2021 production plan as additional information from our investigation becomes available. As noted in the press release dated February 8, 2021, the mine has restarted some underground activities and is currently operating at approximately 3,000 to 5,000 tonnes per day. The mill is currently processing ore from the live pile, which contains approximately 100,000 tonnes at 0.65-0.75% copper and 0.40-0.50 grams per tonne gold. The intermediate-grade surface stockpile contains approximately 1.4 million tonnes at 0.35-0.45% copper and 0.20-0.30 grams per tonne gold.

“We will continue to prioritize the health, safety and well-being of our workforce as we continue to safely and sequentially ramp-up underground operations at the New Afton Mine. As we consider the impact on the 2021 mine plan, we have flexibility to adjust the 2021 mine plan, including the optionality of supplementing mill feed for a period of time from our surface stockpiles,” stated Renaud Adams, President and CEO. “At the Rainy River Mine, the Company will continue to focus on optimizing our operational and cost performance with the objective of outperforming the 2021 technical report estimates as we build on the many accomplishments achieved over the past two years. We will also evaluate the potential expansion of the underground mine beyond the current life of mine, focusing on organic growth opportunities and advancing the exploration program.”

Sustainability and ESG

At Rainy River we continue to engage with our Indigenous partners on our environmental and social impacts. We take a collaborative approach to environmental monitoring through the development of our Environmental Monitoring Board, which is made up of Community members and members of the Rainy River team. We understand our approach to the environment is important to surrounding communities and we incorporate traditional knowledge into our monitoring as much as possible to ensure we respect the shared knowledge of our partners. During the year we will be focusing on increasing local procurement by working with local partners to provide business opportunities to more Indigenous companies. Economic development for the surrounding area continues to be the priority and we know that through business development opportunities and increased local employment we can have a long-term positive impact for our partners, creating more resilient communities.

2021 Rainy River Mine Operational Outlook

The operational outlook for the Rainy River Mine assumes that our operations will continue without any significant COVID-19-related interruptions. New Gold continues to maintain preventative measures at all our sites to protect our workforce and communities, and to mitigate the effects of COVID-19 on our operations. Any reduction or suspension of our operations due to COVID-19, could impact our ability to achieve the Rainy River’s 2021 outlook. Please see the Cautionary Note Regarding Forward-Looking Statements at the end of this news release.

During 2021, the Rainy River Mine will build on the transformational success that has been achieved, which supports expected production growth and a decrease in operating and capital costs over the prior year. The focus in 2021 is to drive further operational, cost and Mineral Reserves optimization.

Rainy River Operational Estimates

In 2021, the Company will continue to report production on a gold eq. basis as well as on a per-metal basis. Cash costs and AISC will be reported on a per gold eq. ounce basis. Guidance has been prepared assuming $1,800 per gold ounce, $3.50 per pound of copper and $25 per silver ounce and a foreign exchange rate of 1.28 Canadian dollars to the US dollar (“Guidance Assumptions”).

Rainy River 2021 Guidance Estimates

Rainy River Mine 2021 Operational and Cost Guidance
2021 Operational Estimates	2021 Guidance
Gold Produced (ounces)	270,000 - 290,000
Gold Eq. Produced (ounces)[1]	275,000 - 295,000
Cash Costs per gold eq. ounce [1,2]	$715 - $795
All-in Sustaining Costs per gold eq. ounce[1,2]	$1,125 - $1,225
2021 Capital Investment & Exploration Expense Estimates	2021 Guidance
Sustaining Capital & Sustaining Leases ($M)[2]	$95 - $125
Growth Capital ($M)[2]	$10 - $15
Exploration Expense ($M)	~$5
1. Gold eq. ounces includes approximately 538,000 to 568,000 ounces of silver. 2. Refer to the “Non-GAAP Measures” section of this news release.

The Company announces its 2021 operational outlook for the Rainy River Mine with an approximately 22% increase in production. Cash costs and All-in Sustaining Costs (“AISC”)1 are expected to decrease over the prior year, primarily due to lower cash costs and sustaining capital requirements as all deferred construction capital programs were completed in 2020. Growth capital is expected to increase over the prior year, primarily related to development of the underground Intrepid Zone.

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Gold eq. production is expected to increase over the prior year due to an increase in higher grade tonnes mined and processed as compared to 2020, which included the impact related to a voluntary two-week suspension due to COVID-19.

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Cash costs per gold eq. ounce are expected to decrease over the prior year as production increases and operational cost performance continues to improve. Operating expense per gold eq. ounce is expected to be between $715 and $795.

●	Sustaining capital is expected to decrease over the prior year as planned.

●	AISC are expected to decrease, primarily due to higher production, lower cash costs and lower sustaining capital requirements as compared to the prior year.

●	Growth capital is expected to increase over the prior year, primarily relating to the development of the underground Intrepid Zone.

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The initial phase of an exploration drilling program focused on the North East Trend, located approximately 18 kilometers northeast of the Rainy River Mine was launched in late 2020. This first phase of exploration drilling will be completed during the first half of the year and could be expanded based on results.

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During the year, operational and cost performance from the Rainy River Mine is expected to be in-line with the 2021 estimates provided in the NI 43-101 Technical Report for the Rainy River Mine dated March 12, 2020 (the “Rainy River Technical Report”), which estimate production of approximately 284,000 gold eq. ounces at AISC of approximately $1,200 per ounce (including equipment leasing), assuming Guidance Assumptions.

2021 Rainy River Key Performance Indicators
Key Performance Indicators	2021 Estimates[1]
Open pit tonnes mined per day (ore and waste)	150,000 - 152,000
Strip ratio (waste:ore)	~2.70
Tonnes milled per calendar day	26,200 - 26,400
Gold grade milled (g/t)	0.98 - 1.02
Gold recovery (%)	90 - 92
[1]  These estimates are based on assumptions that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. See Cautionary Note Regarding Forward-Looking Statements for more details.

The Rainy River Mine begins 2021 with both the open pit mine and mill operating at productivity levels that are in-line with the estimates in the Rainy River Technical Report and with the objective of potentially outperforming those estimates.

During the first half of the year, grades are expected to be lower as the mine plan focuses on Phase 3 waste mining to bring pit walls to the final pit limit of Phase 3 south. Mining efforts are expected to return to Phase 2 mining in the second half of the year, with higher grades expected from the HS, 433 and ODM zones. Accordingly, the strip ratio is expected to be higher during the first half of the year and then decline in the second half as waste stripping activities are completed.  The final Phase 4 overburden stripping is expected to continue to advance in the fourth quarter and into 2022. The plan considers a sustained average mining rate of approximately 151,000 tonnes per day. Cash costs and AISC are expected to be higher in the first half of the year and decrease in the second half of the year as grades improve and the strip ratio decreases.

Sustaining capital is expected to be relatively consistent during the year and is primarily related to waste stripping in the first half of the year, a Stage 3 dam raise in the second half with capital parts and components replacement programs throughout the year.

Growth capital includes the development of the decline towards the Intrepid underground ore zone that will continue during the year, with the operation expected to access the first ore level during the first quarter. The focus in 2021 will be on the refinement of the long-hole mining methodology and block model and to consider the potential to bring forward production from the Intrepid Zone from 2023 to early 2022.

The Company has also released its updated 2020 Mineral Reserve and Mineral Resources statements, which incorporates the conversion of approximately 123,000 ounces of Measured and Indicated Resources (M&I) contained in the Intrepid Zone to Mineral Reserves, using a higher reserve gold price assumption of $1,400 per ounce. (Details regarding the Company’s 2020 Mineral Reserves and Mineral Resources are provided below). As a result, the majority of the ounces contained within the Intrepid Zone can now be considered for inclusion in the underground mine plan and because the Intrepid Zone is independent of the open pit, there is an opportunity to advance the mining of the Intrepid zone as described above.

The 2019 Mineral Resources included a significant number of underground resources that were recategorized from Mineral Reserves to M&I Resources. With the higher gold price of $1,400 per ounce used for the 2020 Mineral Reserve estimates, the opportunity exists for a potential recategorization of a portion of the current M&I Resources as Mineral Reserves that could potentially expand the underground mine life beyond 2028. During the year, the Company is expected to complete an economic study of a potential standalone underground operation scenario beyond 2028, once all remaining surface stockpiles are depleted. The study will also consider a reduced throughput milling scenario that better accommodates the underground scenario. Based on the results of the study, which would include the already converted Mineral Reserve ounces from the Intrepid Zone as well as any further optimizations that may be achieved in 2021, the Company may consider releasing an enhanced NI 43-101 Technical Report in late 2021 or early 2022.

2021 Financial Outlook

Following key transactions completed in 2020, as well as improving operational and cost performance, the Company focused on debt reduction and improved liquidity that supported the transition to free cash flow. The Company is fully exposed to the stronger gold price following the expiration of gold option contracts at the end of 2020. The Company purchased low cost copper put options with a floor of $3.10 per pound to de-risk the execution of the 2021 C-Zone capital program while remaining fully exposed to higher copper prices.

The Company’s cash position will be positively impacted by the receipt of a second C$50 million payment from Artemis Gold Inc. (“Artemis”) in August 2021, related to the sale of the Blackwater Project (for more information refer to the Company’s June 9 and August 24, 2020 news releases). The Company also holds an 8% gold stream on the Blackwater Project and a 6% equity stake in Artemis.

During the year, depreciation and depletion is expected to average between $460 and $540 per gold eq. ounce for the Rainy River Mine.

As of December 31, 2020, the Company had a cash position of $185 million and a strong liquidity position of approximately $490 million.

Mineral Reserves and Mineral Resources (as at December 31, 2020)

As at December 31, 2020, New Gold is reporting Mineral Reserves and Mineral Resources as summarized in the table below. Detailed Mineral Reserve and Mineral Resource tables follow at the end of this news release.

Mineral Reserves and Mineral Resources Summary[1]	As at December 31, 2020			As at December 31, 2019
	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Mineral Reserves
Rainy River	2,598	7,152	-	2,636	6,266	-
Open Pit	1,599	3,518	-	1,748	3,602	-
Underground	672	1,795	-	549	1,034	-
Low grade and stockpile	327	1,839	-	339	1,629	-
New Afton	958	2,670	758	1,005	2,844	802
Blackwater	-	-	-	8,170	60,800	-
Total Proven and Probable Reserves	3,556	9,822	758	11,811	69,909	802
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) (1)
Rainy River	2,005	5,125	-	1,914	5,120	-
Open Pit	187	562	-	245	789	-
Underground	1,818	4,563	-	1,669	4,331	-
New Afton	1,182	4,246	1,003	1,118	3,754	933
Blackwater	-	-	-	1,402	8,915	-
Total Measured and Indicated Mineral Resources	3,187	9,371	1,003	4,434	17,788	933
Total Inferred Mineral Resources	412	917	143	754	3,124	121
1.  Refer to the detailed Mineral Reserve and Mineral Resource tables that follow at the end of this press release for the estimates as at December 31, 2020 and the Company’s Annual Information Form dated
     March 27, 2020 for estimates as at December 31, 2019.
2.  The Mineral Reserves and Mineral Resources stated above are as at December 31, 2020 and do not reflect any events subsequent to that date.

Consolidated gold Mineral Reserves decreased by approximately 8.25 million gold ounces as compared to 2019. This decrease includes approximately 8.17 million gold ounces related to the sale of the Blackwater Project in August 2020, 253,000 gold ounces of mining depletion at the Rainy River Mine and approximately 85,000 gold ounces of mining depletion at the New Afton Mine. Mining depletion was partially offset by approximately 253,000 ounces of positive resource to reserve conversion from updated mine designs and operational plans at both mines.

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At the Rainy River Mine, total Mineral Reserves slightly decreased by approximately 38,000 gold ounces over the prior year, primarily due to mine depletion that was partially offset by the conversion of 215,000 gold ounce from Mineral Resources to Mineral Reserves (92,000 open pit mine plan and 123,000 underground mine plan) due to updated mine designs and operational plan optimization. The increase in Mineral Reserves was driven by updated metal price assumptions and updated cut-off grades for underground reserves.

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At the New Afton Mine, Mineral Reserves decreased by approximately 47,000 gold ounces over the prior year as a result of mine depletion that was partially offset by the addition of 38,000 gold ounces from the C-Zone mine plan optimization.

Consolidated Measured and Indicated Mineral Resources decreased by approximately 1.2 million gold ounces due to the sale of the Blackwater Project, partially offset by increased underground Mineral Resources at the Rainy River and New Afton Mines.

●	At the Rainy River Mine Measured and Indicated Mineral Resources have increased by 91,000 gold ounces due to higher gold prices and lower cut-off grades applied for underground ore material.

●	Total Measured and Indicated Mineral Resources at the New Afton Mine increased by approximately 64,000 gold ounces driven by additional drilling in 2020.

Consolidated Inferred Mineral Resources decreased by approximately 340,000 gold ounces due the sale of the Blackwater Project.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater Project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance is “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s plans to grow production and generate free cash flow; the Company’s production and sales; the Company’s cash costs, all-in sustaining costs and operational expenses; the Company’s plans to optimize operations and costs at its assets and plans to extend the life of mine of the Rainy River Mine; the Company’s plans and efforts to increase local procurement at the Rainy River Mine and the impact of economic development efforts for our partners and the local economy and community; the timing of completion for capital projects at the Rainy River Mine; the timing and scope of exploration drilling programs at the Rainy River Mine.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) prices of gold, silver, copper and certain other commodities being approximately consistent with current levels; (5) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (8) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (9) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (10) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (11) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (12) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; (13) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (14) Artemis Gold Inc. being able to complete the remaining C$50 million cash payment due on August 24, 2021 in connection with the sale of the Blackwater Project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River Mine or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain its impact; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the timing described herein or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the timing described herein or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Financial Performance Measures

All-in sustaining costs (AISC) per gold eq. ounce, cash costs per gold ounce and per gold eq. ounce, sustaining capital, sustaining lease and growth capital are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess the performance of its executives.

Cash Costs and Total Cash Costs

“Cash costs”, “cash costs per gold eq. ounce” and “total cash costs” are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary, and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure. Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

All-In Sustaining Costs per Gold eq. Ounce

“All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold, the Company produces copper and silver. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital and Sustaining Lease

“Sustaining capital” and “sustaining lease” are non-GAAP financial measures. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

“Growth capital” is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the nine months ended September 30, 2020 filed at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this News Release was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this News Release will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Technical Information

The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information in this News Release has been reviewed and approved by Mr. Eric Vinet, Vice President, General Manager, Rainy River for the Company. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101. To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.

The estimates of Mineral Reserves and Mineral Resources discussed in this News Release may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available at www.sedar.com, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties.

MINERAL RESERVES AND MINERAL RESOURCES

New Gold’s Mineral Reserve estimates as at December 31, 2020, is presented in the following table.

		MINERAL RESERVES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	14,333	1.22	2.5	-	563	1,137	-
Probable	27,273	1.18	2.7	-	1,036	2,381	-
Open Pit P&P (direct proc.)	41,606	1.20	2.6	-	1,599	3,518	-
Stockpile DPO
Proven	599	0.73	3.2	-	14	62	-
Probable	-	-	-	-	-	-	-
Total Stockpile	599	0.73	3.2	-	14	62	-
Low grade reserves
Open Pit
Proven	5,401	0.35	2.0	-	61	346	-
Probable	12,924	0.35	2.3	-	144	967	-
Open Pit P&P (low grade)	18,325	0.35	2.2	-	205	1,313	-
Stockpile
Proven	7,987	0.42	1.8	-	108	464	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	7,987	0.42	1.8	-	108	464	-
Open Pit P&P (Direct proc. & Low grade)	68,517	0.87	2.4	-	1,926	5,357	-
Underground
Proven	-	-	-	-	-	-	-
Probable	5,399	3.87	10.3	-	672	1,795	-
Underground P&P (direct proc.)	5,399	3.87	10.3	-	672	1,795	-
Combined Direct proc. & Low grade
Proven	28,320	0.82	2.2	-	746	2,009	-
Probable	45,596	1.26	3.5	-	1,852	5,143	-
Total Rainy River P&P	73,916	1.09	3.0	-	2,598	7,152	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	8,047	0.49	2.3	0.69	126	593	122
B3 Zone
Proven	-	-	-	-	-	-	-
Probable	9,325	0.63	1.4	0.74	189	418	152
C-Zone
Proven	-	-	-	-	-	-	-
Probable	29,252	0.68	1.8	0.75	643	1,659	484
Total New Afton P&P	46,624	0.64	1.8	0.74	958	2,670	758
TOTAL PROVEN & PROBABLE RESERVES					3,556	9,822	758
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Measured and Indicated Mineral Resources

Mineral Resource estimates as at December 31, 2020, are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCES (Exclusive of Mineral Reserves)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	592	1.51	2.4	-	29	46	-
Indicated	3,696	1.11	3.1	-	132	370	-
Open Pit M&I (direct proc.)	4,288	1.17	3.0	-	161	416	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	18,494	3.06	7.7	-	1,818	4,563	-
Underground M&I (direct proc.)	18,494	3.06	7.7	-	1,818	4,563	-
Low grade resources
Open Pit
Measured	236	0.34	1.9	-	3	15	-
Indicated	2,054	0.35	2.0	-	23	131	-
Open Pit M&I (low grade)	2,290	0.35	2.0	-	26	146	-
Combined M&I
Measured	828	1.20	2.3	-	32	61	-
Indicated	24,244	2.53	6.5	-	1,973	5,064	-
Total Rainy River M&I	25,072	2.49	6.4	-	2,005	5,125	-
NEW AFTON
A&B Zones
Measured	19,920	0.52	1.4	0.72	335	867	314
Indicated	11,691	0.36	2.5	0.56	135	933	145
A&B Zone M&I	31,612	0.46	1.8	0.66	470	1,800	460
C-Zone
Measured	6,156	0.82	2.1	0.99	163	417	135
Indicated	16,398	0.68	2.4	0.82	356	1,261	295
C-zone M&I	22,554	0.72	2.3	0.86	519	1,678	430
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	12,333	0.49	1.9	0.42	194	769	114
HW Lens M&I	12,333	0.49	1.9	0.42	194	769	114
Combined M&I
Measured	26,076	0.59	1.5	0.78	497	1,281	449
Indicated	40,422	0.53	2.3	0.62	684	2,965	554
Total New Afton M&I	66,498	0.55	2.0	0.68	1,182	4,246	1,003
TOTAL M&I RESOURCES					3,187	9,371	1,003
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Inferred Mineral Resources

INFERRED MINERAL RESOURCES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	797	0.97	2.4	-	25	82	-
Underground	1,599	3.30	2.8	-	170	146	-
Total Direct Processing	2,396	2.52	2.7	-	195	228	-
Low grade resources
Open Pit	681	0.35	1.4	-	8	30	-
Rainy River Inferred	3,077	2.05	2.6	-	203	258	-
NEW AFTON
A&B Zones	7,671	0.34	1.3	0.33	83	311	56
C-Zone	10,640	0.37	1.0	0.37	126	349	87
HW Lens	3	0.49	0.6	0.19	-	-	-
New Afton Inferred	18,313	0.36	1.1	0.36	209	659	143
TOTAL INFERRED					412	917	143
Notes to the mineral reserve and mineral resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.	All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective December 31, 2020 and do not reflect any events subsequent to that date.

3.	New Gold’s year-end 2020 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,400	$18.00	$2.75	$1.30
Mineral Resources	$1,500	$20.00	$3.00	$1.30

4.	Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	1.93 g/t AuEq	1.70 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	USD$ 21.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	USD$ 24.00/t

5.
New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves.  Numbers may not add due to rounding.

6.
Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.
The preparation of New Gold's consolidated statement and estimation of mineral reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientist of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.